[redacted]

14041522

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 02 2014
WASH, D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADIRONDACK TRADING GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2123 MAIN STREET
(No. and Street)

NEW WOODSTOCK	NY	13122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RYAN MCPARLAND (315) 662-8007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA ROAD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TJ 9/3/14

9/2/14

OATH OR AFFIRMATION

I, David Tabone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adirondack Trading Group, LLC, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

County of Orange
State of NY
02MC6260186
4/23/16

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADIRONDACK TRADING GROUP, LLC

FINANCIAL STATEMENTS

JUNE 30, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Adirondack Trading Group, LLC

We have audited the accompanying financial statements of Adirondack Trading Group, LLC (a New York limited liability company), which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in member's equity, cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Adirondack Trading Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Adirondack Trading Group, LLC as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of Adirondack Trading Group, LLC's financial statements. The supplemental information is the responsibility of Adirondack Trading Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 26, 2014

Adirondack Trading Group, LLC
Balance Sheet
As of June 30, 2014

	Jun 30, 14
ASSETS	
Current Assets	
Checking/Savings	
Citizen's (General) (AA)	389.60
Citizen's Bank (Payroll) (AA)	326.73
Total Checking/Savings	716.33
Other Current Assets	
Inventory Accounts	
CITIZENS BANK MESS UP (NAA)	47,000.00
COR (RD99) #2 (CLEAR) (AA)	13,323.50
COR (RD99) (CLEAR) (AA)	55.00
Delorme LOAN (NAA)	3,800.00
FirstSouthWest (AA)	1,661.87
FirstSouthWest (Deposit) (AA)	25,000.00
FirstSouthWest 122 (AA)	726.75
Ridgeway (AA)	664.93
Total Inventory Accounts	92,232.05
Rick Loan (NAA)	18,000.00
Total Other Current Assets	110,232.05
Total Current Assets	110,948.38
Other Assets	
Investment in LLC (Moon) (NAA)	200.00
prepaid finra yearly	9,166.56
Total Other Assets	9,366.56
TOTAL ASSETS	120,314.94
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
accrued expenses	10,000.00
salaries Payable	7,107.95
Total Other Current Liabilities	17,107.95
Total Current Liabilities	17,107.95
Total Liabilities	17,107.95
Equity	
Paid in Capital	50,753.71

	Jun 30, 14
Retained Earnings	94,431.23
Net Income	-41,977.95
Total Equity	103,206.99
TOTAL LIABILITIES & EQUITY	120,314.94

Adirondack Trading Group, LLC
Profit & Loss
July 2013 through June 2014

	Jul '13 - Jun 14
Ordinary Income/Expense	
Income	
Commission Income	357,840.02
FINRA FEE (Refund)	500.00
Interest Income	1.41
management fee income	115,342.06
money market income	237.75
Mutual Fund Commission	938,156.48
OTHER INCOME	771.97
trade profits	-17.00
trailer commission	5,239.32
Total Income	1,418,072.01
Expense	
Advertising and Promotion	2,000.00
Automobile Expense	2,723.66
Bank Service Charges	2,687.12
Business Licenses and Permits	190.00
Clearing Costs	11,987.75
commission Expense	450,536.67
Compliance Software	15,239.51
Computer and Internet Expenses	10,300.00
Continuing Education	350.00
FICA Tax Expense	1,336.32
fidelity bond	3,885.00
Insurance Expense	14,147.75
legal fee	15,000.00
management fee	93,445.00
Meals and Entertainment	1,350.00
MISC EXPENSE	9,136.00
msrb fee	506.20
muni look up	9,204.38
NYS SUI	143.51
NYS Tax Expense	6.75
NYS UE TAX	5.24
Office repairs	7,120.00
Office Supplies	54,863.43
Payroll Expenses	5,237.99
Postage and Delivery	404.15
Professional Fees	13,484.00
Recruitment	9,449.00
Regulatory Fees	
FINRA FEEs	9,433.44
SIPC Fees	381.00
Total Regulatory Fees	9,814.44

	Jul '13 - Jun 14
Rent Expense	16,500.00
Salary/Commission	
Officer/Shareholder Salary	20,500.00
Salary (Comissions)	557,389.83
Total Salary/Commission	577,889.83
Tax Expense (Employee Paid)	1,455.29
Telephone Expense	70.27
travel & entertainment	31,621.14
Travel Expense	18,660.22
Utilities	2,700.00
wire fee	28.00
Total Expense	1,393,478.62
Net Ordinary Income	24,593.39
Net Income	24,593.39

ADIRONDACK TRADING GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2014

Member's equity at beginning of period	$ 68,556
Net Income (Loss)	$24,593
Member's contributions	10,058
Member's equity at end of period	$ 103,207

Adirondack Trading Group, LLC
Statement of Cash Flows
July 2013 through June 2014

	Jul '13 - Jun 14
OPERATING ACTIVITIES	
Net Income	24,593.39
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Receviable (Ridgeway)	27,846.77
Inventory Accounts:CITIZENS BANK MESS UP (NAA)	-47,000.00
Inventory Accounts:COR (RD99) #2 (CLEAR) (AA)	-2,190.00
Inventory Accounts:COR (RD99) (CLEAR) (AA)	2,945.00
Inventory Accounts:Delorme LOAN (NAA)	-3,800.00
Inventory Accounts:FirstSouthWest (AA)	-0.21
Inventory Accounts:FirstSouthWest 122 (AA)	-726.75
Inventory Accounts:Ridgeway (AA)	-664.93
Rick Loan (NAA)	-18,000.00
accrued expenses	10,000.00
salaries Payable	7,107.95
Net cash provided by Operating Activities	111.22
INVESTING ACTIVITIES	
Investment in LLC (Moon) (NAA)	-200.00
prepaid finra yearly	-9,166.56
Net cash provided by Investing Activities	-9,366.56
FINANCING ACTIVITIES	
Paid in Capital	10,057.87
Net cash provided by Financing Activities	10,057.87
Net cash increase for period	802.53
Cash at beginning of period	-86.20
Cash at end of period	**716.33**

ADIRONDACK TRADING GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2014

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on July 9, 1999 as a New York limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company offers a full range of brokerage services from its New Woodstock, NY office. As a limited liability company the member' liability is limited to their investment. The term of the Company is for 30 years, terminating in September 2029, unless terminated earlier. The term may be extended by amendment of the operating agreement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Compensated Absences

Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. Future compensation is prorated based upon employment for the upcoming year. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

ADIRONDACK TRADING GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2014

Clearing Agreements
All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all money markets and highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Management's Review for Subsequent Events
Management had evaluated subsequent events through August 26, 2014, the date which the financial statements were available to be issued.

NOTE 1- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $25.040 at June 30, 2014, which exceeded required net capital of $5,000 by $20.040. The ratio of aggregate indebtedness to net capital at June 30, 2014 was 68.32%.

NOTE 2 - INCOME TAXES

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member' income tax returns. The company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. The company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2010.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at June 30, 2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at June 30, 2014.

ADIRONDACK TRADING GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2014

NOTE 3- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, First SouthWest (FSW), the clearing broker/dealer, extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with FSW. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and FSW's internal margin requirements.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company clears some of its trading transactions through Ridgeway & Conger, Inc. which is owned by the same person who owns the Company's member company. Ridgeway & Conger, Inc. is a sub-clearing firm for COR Clearing and also sub-clears for several other unrelated broker dealers. The Company's clearing arrangement with Ridgeway & Conger, Inc. is similar to those agreements with unrelated parties. During the year ended June 30, 2014 $357,840 of revenue was earned through the sub-clearing arrangement and Ridgeway & Conger, Inc. owed the Company $664 as of June 30, 2014. The Company receives management fees from related entities. The fees are for utilizing shared office equipment and personnel. The Company earned $115,342 in management fees during the year ending June 30, 2014.

The Company also leases office space from Ridgeway & Conger, Inc. The lease is a month-to-month basis at $1,375. Rent expense was $16,500 for the year ended June 30, 2014.

NOTE 5- CASH DEPOSITED WITH CLEARING ORGANIZATION

The Company is required by FSW to maintain an escrow account in the amount of $25,000. If the agreement between the Company an FSW is terminated for any reason, FSW may deduct from the escrow account any amounts the Company owes FSW due to failure to meet any of its obligations under the agreement.

ADIRONDACK TRADING GROUP, LLC

SUPPLEMENTARY SCHEDULES

FOR THE PERIOD ENDED JUNE 30, 2014

ADIRONDACK TRADING GROUP, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2014

Total ownership equity from statement of financial condition	$	103,207
Total nonallowable assets from statement of financial condition		78,167
Net capital before haircuts on securities positions		25,040
Haircuts on securities		-
Net capital		25,040
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	17,108
Total aggregate indebtedness	$	17,108
Percentage of aggregate indebtedness to net capital		68.3%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	1,141
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	20,040
Excess net capital at 1000%	$	23,329

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

ADIRONDACK TRADING GROUP, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2014

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

ADIRONDACK TRADING GROUP, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2014

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

ADIRONDACK TRADING GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2014

Adirondack Trading Group, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

ADIRONDACK TRADING GROUP, LLC

SUPPLEMENTAL REPORT

JUNE 30, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Adirondack Trading Group, LLC

We have reviewed management's statements, included in the accompanying Annual Exemption Report filed pursuant to SEC Rule 17a5(d)(1)(B)(2), in which (1) Adirondack Trading Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Adirondack Trading Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) Adirondack Trading Group, LLC stated that Adirondack Trading Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Adirondack Trading Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Adirondack Trading Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 26, 2014

Adirondack Trading Group, LLC

-2123 Main Street - PO Box 399 - New Woodstock, NY 13122 -
315.662.7450 - fax 315.662.7198

August 25, 2014

Company's exemption from Rule 15c3-3

1) The Company claims an exemption from SEC Rule 15c3-3 under (k)(2)(ii).
2) The Company met the identified provisions of the exemption throughout the most frequent fiscal year (7/1/13-6/30/14) without exception.

Sincerely,

Ryan R. McParland
Financial Operations Principal

ADIRONDACK TRADING GROUP, LLC

SUPPLEMENTAL SIPC REPORT

JUNE 30, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Member of Adirondack Trading Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Adirondack Trading Group, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Adirondack Trading Group, LLC's compliance with the applicable instructions of Form SIPC-7. Adirondack Trading Group, LLC's management is responsible for Adirondack Trading Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 26, 2014

ADIRONDACK TRADING GROUP, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2014

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$ 894**
Less Payments Made:		
Date Paid	**Amount**	
		(0)
Interest on late payment(s)		
Total Assessment Balance or Overpayment		**$ 894**
Payment made with Form SIPC 7		**$ 894**

See Accountant's Report

ADIRONDACK TRADING GROUP, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2014

Total revenue	**$1,418,072**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**938,156**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**122,076**
Total deductions	**$1,060,232**
SIPC NET OPERATING REVENUES	**$ 357,840**
GENERAL ASSESSMENT @ .0025	**$ 894**

See Accountant's Report